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                                                               Exhibit 11(g)(15)


                        UNITED STATES DISTRICT COURT
                        NORTHERN DISTRICT OF GEORGIA
                              ATLANTA DIVISION

-------------------------
                         )
INVACARE CORPORATION and )
I.H.H. CORP.,            )
                         )
          Plaintiffs,    )
                         )
          v.             )        CIVIL ACTION NO:  97-CV-0205-CC
                         )
HEALTHDYNE TECHNOLOGIES, )
  INC., et al.,          )
                         )
                         )
          Defendants.    )
                         )
-------------------------)


                 REPLY MEMORANDUM IN SUPPORT OF PLAINTIFFS'
              MOTION FOR PRELIMINARY INJUNCTION AGAINST THE USE
          OF THE "DEAD HAND" PROVISION OF HEALTHDYNE'S POISON PILL

                                        KING & SPALDING
                                        191 Peachtree Street, N.E.
                                        Suite 4900
                                        Atlanta, Georgia 30303-1763
                                        (404) 572-4600

                                        SIMPSON THACHER & BARTLETT
                                        425 Lexington Avenue
                                        New York, New York 10017
                                        (212) 455-2000

                            PRELIMINARY STATEMENT

         There are no disputed facts material to this motion. There is no dispute that Invacare is offering $15 in cash for all Healthdyne shares. There is no dispute as to the operation of Healthdyne's Dead Hand Provision. The Georgia statutes say what they say. There are no credibility issues to be determined. The only issue for this Court is the application of Georgia law to the relevant undisputed facts. Therefore, Invacare's motion could not be better positioned for resolution by this Court.

         Invacare is not asking this Court to approve its Offer or to require Healthdyne's shareholders to accept the Offer. Invacare is not asking this Court to declare that all "continuing director" provisions of any kind are illegal. Invacare is not asking this Court to void Healthdyne's Poison Pill. Invacare is simply asking this Court to remove this particular Dead Hand Provision so that the Healthdyne's shareholders can decide for themselves whether to accept Invacare's Offer.

         Poison pills are legal because, and only because, they do not preclude proxy contests that allow shareholders to exercise their voting franchise. MORAN
V. HOUSEHOLD INTERNATIONAL, INC., 500 A.2d 1346, 1355 (Del. 1985). Where there is no shareholder vote "safety valve" around poison pills, they are not valid. The Dead Hand Provision closes off the safety valve. That is why no court in the nation has ever approved a dead hand, and why it cannot stand here.

         Healthdyne's concession that the Dead Hand Provision "limits" future boards is dispositive of this motion. Healthdyne argues

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that the limitation on future boards is too insignificant to trouble the Court because the Dead Hand Provision "merely" limits the authority of a new board "in one capacity". That one capacity, however, happens to be the capacity to govern the fate of the company in the face of a potential change of corporate control -- the single most important event in the life of any company. The choice left by the Dead Hand Provision is between the current Healthdyne board and a future board emasculated by the reach of the Dead Hand. That is not a legal or meaningful choice.

         On the very first page of its brief, Healthdyne takes umbrage at the term "Dead Hand". This is not just quibbling. Healthdyne must blind the Court to the distinctions between its Dead Hand Provision and other completely benign "continuing director" provisions, such as those found in Georgia's statutes, in order to wrap itself in the cloak of Georgia authority. But Georgia's statutory continuing director provisions respect shareholder sovereignty and provide vital safety valves which permit the shareholders, not the board, to have the ultimate authority over proposed transactions. By contrast, "dead hands" reject shareholder sovereignty by entirely frustrating the ability of the shareholders to approve a transaction opposed by the current board. The Georgia legislature has never "embraced" a dead hand.

         Healthdyne claims that the Dead Hand Provision is legal because it allows the shareholders to elect either four of Invacare's seven nominees (leaving behind a minority that can veto any transaction), or all seven Invacare nominees (although all

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seven will be significantly impaired). Either way, the newly elected directors would be powerless to remove the impediment to the very transaction which they were elected to facilitate. Shareholders' voting rights would be seriously impaired, the authority of future boards would be severely limited, and Invacare will have lost the opportunity to have its Offer fairly considered by the shareholders. This is irreparable harm.

I.  ARGUMENT

    A.   THIS MOTION CAN AND SHOULD BE GRANTED ON THIS RECORD

    Healthdyne's argument that this motion is "procedurally defective" has been specifically rejected in the context of a contest for corporate control:
[Although] a full record is salutary in most cases, delay pending plenary fact finding is not a practical response to a takeover situation. Judicial proceedings involving corporate takeovers aptly illustrate the aphorism that no decision is a decision. Furthermore, the defendants here have pointed to no relevant facts which are in dispute.

NEWELL CO. V. CONNOLLY, 624 F. Supp. 126, 129-30 (D. Mass. 1985) (preliminarily enjoining target company's anti-takeover tactics). The real goal of parties raising the specter of supposed procedural defects is delay, "the most potent weapon in a tender-offer fight." EDGAR V. MITE CORP., 457 U.S. 624, 637 n. 11 (1981); see also Hyde PARK PARTNERS V. CONNOLLY, 839 F.2d 837, 854 (1st Cir. 1988) ("[T]iming is everything with tender offers, . . . a delay would effectively kill the takeover bid in its present form."); SEE ALSO BANK OF NEW YORK CO. V. IRVING BANK CORP., 528 N.Y.S.3d 482, 484-85

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(1988) ("the probability that the election would be unfairly tainted lends urgency to the issue"). Tellingly, Healthdyne does not cite a single corporate control case which suggests that this motion is procedurally defective, because it cannot.

         There is no procedural defect here because Healthdyne has "pointed to no relevant facts which are in dispute." NEWELL, 624 F. Supp. at 129-30. This motion turns on the operation of the Dead Hand Provision, which Healthdyne concedes precludes directors who are not hand-picked by the incumbent directors from redeeming or amending the Poison Pill. See Healthdyne Brief at 35-36. In an attempt to manufacture a factual dispute, Healthdyne asserts that the Court must reconcile factual statements in supposedly divergent affidavits. Although both parties have submitted expert affidavits offering analysis, argument, and opinion on the legality of the Dead Hand Provision, these affidavits do not dispute any of the facts necessary to a resolution of this motion.1

--------
1  The cases cited by Healthdyne are not to the contrary.  In
West Point-Pepperell, Inc. v. Farley Inc., 711 F. Supp. 1088, 1096 (N.D. Ga. 1988), the issue was the constitutionality of the Georgia Business Combination Statute based on whether it permitted an unsolicited tender offer to have a "meaningful opportunity for success." The resolution of that factual issue required reconciliation of affidavits that were in "sharp and critical conflict." Id. at 1096. Furthermore, the applicability of Georgia statutes and fiduciary duty obligations to undisputed facts is plainly not "too complex" for this Court to decide. The case relied upon by Healthdyne to the contrary, Western Elec. Co. v. Milgo Elec. Corp., 450 F. Supp. 835 (S.D. Fla. 1978), is inapposite, because it involved interpretation of the differing legal protections created by patents issued under U.K. law and U.S. law and the consent decree entered into by AT&T and the "Baby Bells" after its break-up (perhaps the most complex and heavily litigated regulatory construct in U.S. history).

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         In short, delay here is denial.  Healthdyne wants to suppress the shareholders' rights without a decision on the merits.  That result is fundamentally wrong.

         B.   THE DEAD HAND PROVISION IS ILLEGAL UNDER
              THE GEORGIA BUSINESS CORPORATION CODE
              BECAUSE IT LIMITS FUTURE BOARDS

         Healthdyne argues that the "sole discretion" language of O.C.G.A. ss. 14-2-624(c) provides that the only possible limitation on the authority of a board of directors to adopt a rights plan and establish its terms and conditions is the board's fiduciary duties. Healthdyne Brief, pp. 20-21. This is wrong. First, Healthdyne ignores both ss. 624(c)'s specific reference to ss. 601 and the comment that demonstrates that the purpose of this language in ss. 624(c) was to reverse the holding in West Point-Pepperell, Inc. v. Farley, Inc., 711 F. Supp. 1088 (N.D. Ga. 1988) that a discriminatory poison pill is prohibited by the predecessor to ss. 14-2-601, which provided that all shares of the same class must be equal and that if there was more than one class of shares, the articles of incorporation had to identify the various classes and the specific ways in which their rights differed. Thus, ss. 624(c) authorizes the use of poison pills by making it clear that the directors' "sole discretion" to adopt rights plans is not limited by anything in ss. 601 and that the differences among rights holders need not be set forth in the articles of incorporation.

         Significantly, ss. 624(c) makes no reference whatsoever to ss. 801 -- which clearly states that any limitations on the powers of directors must be "set forth in the articles of incorporation,

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bylaws approved by the shareholders, or agreements among the shareholders which are otherwise lawful"2 -- or to limitations on the power of newly elected directors. If Healthdyne's argument about the Legislature's intent were correct, the statute would refer to ss. 801 and would have to read as follows:
"Nothing contained in Code Sections 14-2-601 or 14-2-801 shall be deemed to limit the board of directors' authority to determine, in its sole discretion, the terms and conditions of the rights, options. . . ." That is not what the statute says. Therefore, because Healthdyne has conceded that the Dead Hand Provision limits the authority of new directors, and those limits are not in the articles or shareholder approved bylaws, it violates ss. 801.

         Healthdyne has not denied that its sweeping argument that the "sole discretion" phrase in ss. 624(c) trumps all the other carefully drafted provisions of the GBCC, if correct, would permit a board of directors to do unilaterally in a rights plan what it cannot do in any other manner, whether through amendment of the articles of incorporation or bylaws.3 See Invacare's First Brief, pp. 22-25; Carney Aff., P. P. 38-42; Carney's Third Aff., P. P. 4-5. Tellingly,

--------
2 Healthdyne argues in its summary judgment papers that Invacare has "conceded" that board authority is "subject only to limitations contained in the articles of incorporation" by not quoting the remainder of ss. 801 referencing shareholder bylaws and other agreements in its Complaint. Obviously, the full text of the statute is controlling.

3        If Healthdyne's interpretation of the "sole discretion"
language of ss. 624 were correct, ss. 624 would be unconstitutional as applied under the seminal case on anti-takeover statutes. Edgar v. MITE, 457 U.S. at 637-40 (state statute unconstitutional where it allowed incumbent management to "stymie" a takeover).


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Healthdyne has chosen not to address the extreme and absurd implications of its argument.

         C.   THE BANK OF NEW YORK DECISION SHOULD
              BE FOLLOWED BY THIS COURT

         Defendants also claim that Bank of New York "provides no guidance" for this Court in deciding the legality of the Dead Hand Provision. Healthdyne Brief, pp. 24-25. They claim that Georgia law -- unlike New York law -- "expressly endorse[s] discrimination between continuing directors and insurgent directors" via the Fair Price and Business Combination statutes. Id. However, at the time Judge Cahn decided Bank of New York in 1988, New York had a business combination statute which employed the concept of a "continuing director" -- a director elected prior to a bidder becoming a greater than 10% "interested shareholder" -- although it did not use the words "continuing director". Section 912(b) of the New York Business Corporation Law provides, inter alia, that unless a shareholder receives director approval prior to becoming an interested shareholder, the shareholder cannot effect a business combination for five years. Thus, not only did New York's corporate code, like Georgia's, provide that limitations on the powers of directors had to be set forth in the shareholder controlled documents, it also had an anti-takeover statute which, like Georgia's, employed the concept of a continuing director. The Court should clearly look to Bank of New York, the only case in the country ruling on a Dead Hand.

         D.   THE GEORGIA FAIR PRICE AND BUSINESS
              COMBINATION STATUTES DO NOT AUTHORIZE
              DEAD HAND CONTINUING DIRECTOR PROVISIONS

         Healthdyne attempts to justify the Dead Hand Provision by claiming that Georgia law sanctions the type of "continuing director" provision found in the Dead Hand Provision. Healthdyne Brief, pp. 25-26. This claim is invalid. Although the Georgia Fair Price and Business Combination statutes do employ a "continuing director" concept, the definitions and powers of these continuing directors (hereafter "Statutory Continuing Directors") have been carefully circumscribed by the Legislature and are crucially different from the unbridled powers Healthdyne has given its Dead Hand Continuing Directors.

         These statutory "continuing director" provisions recognize shareholder sovereignty and help protect the free exercise of shareholder voting rights, whereas the Dead Hand Continuing Director provisions reject shareholder sovereignty and are expressly designed to limit shareholders' voting rights. The Georgia Fair Price and Business Combination statutes recognize a principle that once a shareholder owns 10% or more of the corporation, that shareholder becomes an "interested shareholder" who may be able unfairly to influence board decisions and distort shareholder voting choices on mergers and other business combinations. See O.C.G.A. ss.ss. 14-2-1110, 1131. The statutes thus provide that to avoid certain restrictions on business combinations, directors elected by the shareholders before the acquiror becomes an "interested shareholder" by gaining more than

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10% ownership of the corporation (referred to as "continuing directors") must approve the transaction. O.C.G.A. ss.ss. 14-2-1111, 1132.

         These provisions force a potential bidder to deal with a board elected by the shareholders at a time when their voting decisions were free from influence by a dominant shareholder. Under these statutes, as long as Healthdyne's shareholders elect Invacare's nominees before Invacare becomes an "interested shareholder" by increasing its ownership of Healthdyne from the current 4.7% to 10% or more, then the newly elected directors will become Statutory Continuing Directors fully empowered to approve the tender offer and merger transactions proposed by Invacare free of the restrictions of those statutes.4 This is the only fair result, since the shareholders will have expressed their desire -- free from any possible distorting influence resulting from Invacare


--------
4 Healthdyne contends (at 29-30) that Invacare's nominees will not be "continuing directors" under the Fair Price Statute even if Invacare and its affiliates hold less than 10% of Healthdyne's stock at the time of their election, arguing that Invacare will have beneficial ownership of shares tendered to it in the Offer or for which revocable proxies have been given to it in respect of the upcoming Annual Meeting, even though such tenders and proxies may be withdrawn at any time. Healthdyne's unprecedented interpretation of the Fair Price Statute definition of "beneficial ownership" is simply wrong and is at odds with both common sense and all relevant authority. Invacare previously addressed this point in footnote 7 of its initial brief. In addition, the Court is respectfully referred to copies of correspondence between Invacare's and Healthdyne's counsel addressing this matter in more detail, attached as Exhibits 1-4 to the June 13, 1997 Smith Aff. See also Carney Aff., P. 35; Third Carney Aff., P. P. 12-13.

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owning greater than 10% of Healthdyne -- to elect Invacare's nominees and permit them to approve the transaction. Indeed, shareholder sovereignty and the protection of the free exercise of shareholder voting rights uninfluenced by a dominant shareholder are the principal underpinnings of the Statutory Continuing Director provisions. Moreover, the ultimate safety valve -- a proxy contest -- is constitutionally required. See CTS Corp. v. Dynamics Corp. of America, 481 U.S. 69, 91 (1987).

         In stark contrast, the Dead Hand Continuing Director Provision rejects the well-accepted principle of shareholder sovereignty and replaces it with the alien notion of the sovereignty of the incumbent board. The Dead Hand Provision would flatly prohibit new directors elected by the shareholders from ever qualifying as Dead Hand Continuing Directors capable of removing the poison pill obstacle to Invacare's proposed transactions, keeping that power instead solely in the hands of the incumbent board or their handpicked successors.

         In addition, Statutory Continuing Director limitations were passed by the Georgia Legislature and reflect a careful balancing of the provisions of the GBCC, whereas the one-sided Dead Hand Continuing Director limitations were adopted by fiat of the incumbent Healthdyne board without approval by the Healthdyne shareholders. Given the Legislature's care in drafting the statutes to keep the door open for shareholders to elect new directors constituting "continuing directors" in a bidder-sponsored proxy contest, Healthdyne's claim that Georgia law "as a matter of

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policy" embraces the far-reaching, draconian Dead Hand Continuing Director concept is completely unsupportable. The carefully balanced and narrow drafting of the Statutory Continuing Director provisions instead shows that the Georgia Legislature has given approval to the "continuing director" concept only under circumscribed conditions in which the sovereignty of shareholder voting rights has been preserved.

         E.   DEFENDANT'S RELIANCE ON THE DEAD HAND PROVISION
              VIOLATES THEIR FIDUCIARY DUTIES AS MATTER OF LAW

         Healthdyne half-heartedly asserts that the leading Delaware cases on directors' fiduciary duties in the context of board interference with shareholder voting rights -- such as Blasius, Unocal, and Unitrin -- would not be followed by Georgia courts because Georgia has a statutory "process-oriented" standard of director care. Healthdyne Brief, pp. 32-33. This argument can be quickly dismissed because Healthdyne and its Delaware counsel have already stipulated in this case "that the Court should use Delaware law as guidance in interpreting Georgia corporate law." See Healthdyne's Response Brief on Plaintiffs' Motion for a Preliminary Injunction on the Annual Meeting, p. 13 n.3.5


--------
5 Although Georgia does have a statutory standard of care for directors, O.C.G.A. ss. 14-2-830, the Comment to that section makes it clear that the Legislature has left it to the courts to define the parameters of the statutory standard, specifically its relationship to the business judgment rule. As noted in Invacare's opening brief (p. 17, n.5), Georgia has given considerable deference to the decisions of Delaware courts in matters of corporate law. This deference has not been accorded to the corporate law of Virginia which Healthdyne urges on the Court.

         Defendants argue that Blasius, which establishes that board interference with shareholder voting rights is invalid, is distinguishable because the issue there was whether the board could prevent a new majority from being elected, not an entirely new board. Healthdyne Brief at 35. However, Blasius clearly speaks more broadly to any board action infringing on shareholder voting rights, as illustrated by the manner in which the court framed the issue for its discussion: "Why the deferential business judgment rule does not apply to board acts taken for the primary purpose of interfering with a stockholder's vote, even if taken advisedly and in good faith." Blasius, 564 A.2d at 659.

         Defendants also argue that the Dead Hand Provision does not infringe on the shareholders' voting franchise since shareholders may still elect a new board, albeit one with limited powers. Healthdyne's acknowledgment of the impotence of any newly elected board proves Invacare's point: by destroying the power of new directors to remove the Poison Pill, Healthdyne's board has rendered futile the shareholders' exercise of their right to vote the incumbent board out of office. Such action -- even if taken in "good faith"
-- violates the directors' fiduciary duties as a matter of law. Blasius, 564 A.2d at 663; see also Moran, supra.

         F.   HEALTHDYNE CONCEDES THAT THE DEAD
              HAND PROVISION IS PRECLUSIVE AND COERCIVE.

         Under the Unocal and Unitrin cases discussed at pp. 31-33 of Invacare's opening brief, board-adopted defensive measures which are "preclusive" -- by depriving stockholders of their rights to receive tender offers or by restricting proxy contests -- or "coercive" -- by forcing shareholders into a management-sponsored alternative -- fail the Unocal test and are invalid as a matter of law. Healthdyne twice concedes the preclusive and coercive effects of the Dead Hand Provision in its brief:

          [T]he shareholders can replace the entire board if they choose, although that would limit the new board's ability to approve a sale of the Company.

                                     * * *

          Invacare's nominees can take control of the Healthdyne Board while still leaving Continuing Directors in place to redeem the Rights Plan. If and when the Continuing Directors decide to redeem the Rights Plan, then the barrier to a takeover will be removed.

Healthdyne Brief, pp. 35-36 (emphasis added). Healthdyne thus admits both that the Dead Hand Provision precludes the shareholders from exercising their rights in a proxy contest to elect a new board fully empowered to redeem the poison pill and that it precludes shareholders from accepting Invacare's tender offer absent approval by Dead Hand Continuing Directors.6

     Finally, Unocal and Unitrin establish that board action may not place any conditions on the shareholders' right to an open and fair proxy contest -- shareholders' free voting rights cannot be conditioned on the shareholders commencing costly and time

--------
6        Defendant's expert claims to have identified two
instances in which a transaction was consummated in the face of a dead hand provision. Margotta Aff., P. 31. Neither is apt because both ended up as friendly transactions approved by the incumbent directors. Second Grundfest Aff., P. P. 4, 12.


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consuming litigation to force action by board members bent on a course of entrenchment. The opportunity to litigate is not a substitute for the right to vote.

         G.   Invacare Has Established Irreparable Harm.

         Healthdyne admits that Invacare would be harmed by the loss of the opportunity to acquire Healthdyne (at 37), but asserts that such an injury is insufficient for an injunction because Healthdyne "does not owe fiduciary duties to Invacare as a tender offeror" (at 38). This is irrelevant. Courts routinely recognize that a party barred from a tender offer will suffer irreparable injury without regard to the presence of any fiduciary relationship with the defendant. See, e.g., Bank of New York, supra; Newell, supra.

         Healthdyne also argues (at 38) that "Healthdyne's shareholders other than Invacare do not face any risk of injury" if the injunction is denied, because they can simply sell at the market price or vote defendants out of office. First, Healthdyne does not rebut the affidavit of proxy solicitor Mark Harnett, which establishes that the Dead Hand Provision will frustrate the shareholders' right to elect directors of their choice. Harnett Aff., P. 8. The affidavits of two institutional shareholders of Healthdyne -- collectively owning over 6% of Healthdyne -- confirm this fact. See Affidavits of Bonnie L. Smith and Eric Rosenfeld. Second, selling any significant volume of shares into the market is not viable since the market price of Healthdyne's shares has been based on daily volume of less than 2% of Healthdyne's 12 million outstanding shares. The only way for all shareholders to receive the benefit of Invacare's premium price is through Invacare's tender offer and merger proposal. Healthdyne's argument that the aggrieved shareholders can simply vote defendants out of office is both wrong and ironic: the Dead Hand Provision itself prevents shareholders who favor a sale of Healthdyne from voting against the defendants, because only they have the power to redeem the Poison Pill.

         Finally, Healthdyne asserts that the public interest favors denial of the injunction because the Georgia Legislature "endorses" the continuing director concept. This is nonsense. The public interest obviously favors open, fair corporate elections, which the injunction is necessary to permit.

II.      CONCLUSION

         For the foregoing reasons, the Court should grant Invacare's motion.

DATED: June 12, 1997

                                    KING & SPALDING

                                    /s/ M. Robert Thornton
                                    ----------------------------------
191 Peachtree Street, N.E.          M. Robert Thornton
Atlanta, Georgia  30303             Georgia Bar No. 710475
Telephone: (404) 572-4600           Michael R. Smith
Facsimile: (404) 572-5100           Georgia Bar No. 661689
                                    David J. Onorato

Of Counsel:                         Georgia Bar No. 553826

SIMPSON THACHER & BARTLETT          Attorneys for Plaintiffs Invacare
425 Lexington Avenue                Corporation and I.H.H. Corp.
New York, New York  10017
(212) 455-2000

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